PENNS WOODS BANCORP, INC.

300 Market Street

Williamsport, Pennsylvania 17703-0967

April 24, 2013

VIA FACSIMILE AND EDGAR

ATTN: Mr. Mark S. Webb

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Penns Woods Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-186385

Ladies and Gentlemen:

Penns Woods Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Friday, April 26, 2013, at 10:00 a.m., or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Swartz, of Stevens & Lee, P.C. at (610) 478-2184 with any questions you may have concerning this request.

Very truly yours,

PENNS WOODS BANCORP, INC.

By:	/s/ Brian L. Knepp
Name:	Brian L. Knepp
Title:	Senior Vice President and Chief Financial Officer